Filed Pursuant to Rule 424(b)(3)
Registration No. 333-221814

RODIN INCOME TRUST, INC.

SUPPLEMENT NO. 7 DATED FEBRUARY 15, 2019

TO THE PROSPECTUS DATED MAY 2, 2018

This Supplement No. 7 supplements, and should be read in conjunction with, our prospectus dated May 2, 2018, as supplemented by Supplement No. 6 dated December 18, 2018. Defined terms used in this Supplement shall have the meaning given to them in the prospectus unless the context otherwise requires. The purpose of this Supplement No. 7 is to disclose:

•	the status of our initial public offering;

•	the declaration of distributions;

•	our net asset value as of December 31, 2018 for our Class A Shares, Class T Shares and Class I Shares; and

•	the new offering prices of our Class A Shares, Class T Shares and Class I Shares.

Status of Our Initial Public Offering

We commenced our initial public offering of $1.25 billion in shares of common stock on May 2, 2018, of which up to $1.0 billion in Class A, Class T and Class I shares are being offered pursuant to our primary offering and up to $250 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering. On June 28, 2018, we satisfied the minimum offering requirement as a result of the purchase of $2.0 million of Class I Shares by our sponsor and we commenced operations.

As of February 14, 2019, we had issued 244,891 shares of our common stock (consisting of 157,674 Class A Shares, 0 Class T Shares and 87,217 Class I Shares) in our offering for gross proceeds of approximately $6 million. As of February 14, 2019, $1.24 billion of shares remained available for sale pursuant to our offering. Our primary offering is expected to terminate on May 3, 2020, unless extended by our board of directors as permitted under applicable law and regulations.

Declaration of Distributions

On February 12, 2019, our board of directors authorized, and we declared, distributions for the period from February 15, 2019 to May 14, 2019, in an amount equal to $0.004357260 per day per share (or approximately $1.59 on an annual basis). Distributions will be payable by the 5th business day following each month end to stockholders of record at the close of business each day during the prior month. We expect to declare distributions for the period from May 15, 2019 to August 14, 2019 on May 14, 2019 in connection with the publication of our estimated net asset value.

Net Asset Value

On February 12, 2019, our board of directors approved an estimated net asset value as of December 31, 2018 of $23.25 per share for Class A Shares, Class I Shares and Class T Shares. The calculation of our estimated net asset value was performed by Robert A. Stanger & Co., Inc., our independent valuation firm, in accordance with the procedures described in the “Net Asset Value Calculation and Valuation Procedures” section of our prospectus. Although our independent valuation firm performs the calculation of our estimated net asset value, our board of directors is solely responsible for the determination of our estimated net asset value.

The determination of NAV involves a number of assumptions and judgments, including estimates of the Advisor’s interest in disposition proceeds (if any). These assumptions and judgments may prove to be inaccurate. There can be no assurance that a stockholder would realize $23.25 per share of Class A, I or T common stock if we were to liquidate or engage in another type of liquidity event today. In particular, our December 31, 2018

NAV is not based on a full appraisal of the fair market value of our real estate portfolio at that date and does not consider fees or expenses that may be incurred in providing a liquidity event. We believe the methodology of determining our NAV conforms to the Investment Program Association’s Practice Guideline for Valuations of Publicly Registered Non-Listed REITs (April 2013) and is prepared in accordance with the procedure described in the “Net Asset Value Calculation and Valuation Procedures” section of our prospectus. In addition, our board of directors periodically reviews our NAV policies and procedures.

The purchase price per share for each class of our common stock will generally equal the prior quarter’s NAV per share, as determined quarterly, plus applicable selling commissions and dealer manager fees. The NAV for each class of shares is based on the value of our assets and the deduction of any liabilities, and any distribution fees applicable to such class of shares.

The following table provides a breakdown of the major components of the Company’s NAV:

Components of NAV	December 31, 2018
Cash and cash equivalents	$179,251
Commercial mortgage loans, held for investment	3,863,509
Due from related party	10,012
Accrued interest receivable	169,768
Prepaid expenses and other assets	9,493
Accounts payable and accrued expenses	(22,384)
Distribution payable	(22,214)
Due to related party(1)	(112,215)
Other liabilities	(136,057)

Net Asset Value	$3,939,163

Number of outstanding shares	169,448

Note:

(1) Excluding $39,406 due to our advisor for reimbursement of organization and offering costs pursuant to the procedures described in the “Net Asset Value Calculation and Valuation Procedures” section of the Company’s prospectus.

NAV Per Share	Class A Shares	Class T Shares	Class I Shares	Total
Total Gross Assets at Fair Value	$2,055,700	$—	$2,176,333	$4,232,033
Due to related party	(54,508)	—	(57,707)	(112,215)
Other liabilities	(87,752)	—	(92,903)	(180,655)

Quarterly NAV	$1,913,440	$—	$2,025,723	$3,939,163
Number of outstanding shares	82,309	—	87,139	169,448

NAV per share	$23.25	$23.25	$23.25

The following table reconciles stockholders’ equity per our consolidated balance sheet to the Company’s NAV:

Reconciliation of Stockholders’ Equity to NAV	December 31, 2018
Stockholders’ equity under U.S. GAAP	$3,899,757
Adjustments:
Organization and offering costs	39,406

NAV	$3,939,163

The following details the adjustments to reconcile GAAP stockholders’ equity to our NAV:

Organization and offering costs

Our advisor has agreed to pay on our behalf, all organization and offering costs through the first anniversary of the date on which we satisfied the minimum offering requirement, which is June 28, 2019. Such costs will be reimbursed to our advisor, ratably, by us, over 36 months beginning on June 29, 2019, subject to a maximum of 1% of gross offering proceeds of the offering, or the 1% Cap. After June 28, 2019, our advisor, in its sole discretion may pay some or all of the additional organization and offering costs incurred. To the extent our advisor pays such additional costs, we are obligated to reimburse our advisor subject to the 1% Cap. Under U.S. GAAP, the Company’s reimbursement liability pertaining to the organization and offering costs is included with Due to related party in our consolidated balance sheet. For NAV, such costs will be recognized as a reduction in NAV as they are reimbursed.

Sensitivity Analysis

Assuming all other factors remain unchanged, the table below presents the estimated increase or decrease to the December 31, 2018 NAV for a 5% change in the effective contractual interest rate for the Company’s $18 million fixed rate mezzanine loan to DS Brooklyn portfolio Mezz LLC, an affiliate of Delshah Capital Limited, or Delshah, for the acquisition of a 28-property multifamily portfolio by Delshah located in Brooklyn and Manhattan, NY, or the Delshah Loan, and for the Company’s $9 million (approximately $7 million funded as of December 31, 2018) floating rate mezzanine loan to DS 531 E. 12th Owner LLC, an affiliate of Delshah, for the acquisition of a multifamily property in Manhattan, NY, or the Delshah II Loan:

	Range of NAV (Class A, I & T)
	Low	Concluded	High
Estimated Per Share NAV	$22.89	$23.25	$23.61
Effective Contractual Interest Rate – Delshah Loan	9.69%	9.23%	8.77%
Effective Contractual Interest Rate – Delshah II Loan	12.52%	11.92%	11.33%

Offering Prices

On February 12, 2019, our board of directors approved new offering prices for our Class A Shares, Class T Shares and Class I Shares. The offering prices in connection with our primary offering are equal to the estimated net asset value for such class of common stock plus applicable upfront selling commissions and dealer manager fees, less applicable support from our sponsor of a portion of selling commissions and dealer manager fees. The offering prices in connection with our DRP are equal to the estimated NAV for such class of common stock. We will not accept any subscription agreements during the five business day period commencing after February 14, 2019 and the new offering prices will be effective thereafter. We will commence accepting subscription agreements again on February 25, 2019. See the “How To Subscribe” section of our prospectus for additional information.

The offering prices in our primary offering are set forth below:

	Offering Price
Class A Shares	$24.47	*
Class T Shares	$23.72	*
Class I Shares	$23.25

*	These amounts have been rounded to the nearest whole cent and the actual per share offering price for the Class A Shares is $24.4737 and for the Class T Shares is $23.7245, respectively.